

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

via U.S. mail and facsimile

Mr. David H. Weiser, Senior Vice President and Assistant General Counsel
Ameriprise Financial, Inc.
55 Ameriprise Financial Center
Minneapolis, MN 55474

> **RE:** **Ameriprise Financial, Inc.**
> **Form 8-K Item 4.01**
> **Filed June 10, 2010**
> **Form 8-K/A Item 4.01**
> **Filed June 16, 2010**
> **File No. 1-32525**

Dear Mr. Weiser:

We have completed our review of your filing and amendment and have no further comments at this time.

Sincerely,

Jenn Do
Staff Accountant